PROSPECTUS SUPPLEMENT

(To Prospectus dated October 17, 1996)
                                  $75,000,000

                            National Rural Utilities
                        Cooperative Finance Corporation

                                   QUICS(SM)
                   7.65% Quarterly Income Capital Securities
             (Subordinated Deferrable Interest Debentures Due 2046)
                            ------------------------

    The 7.65% Quarterly Income Capital Securities (Subordinated Deferrable Interest Debentures Due 2046) (the "Capital Securities") will mature on September 15, 2046. Interest on the Capital Securities is payable quarterly in arrears, on March 15, June 15, September 15 and December 15 of each year, commencing on December 15, 1997. The Capital Securities will be redeemable at the option of National Rural Utilities Cooperative Finance Corporation ("CFC"), in whole or in part, on or after September 15, 2002 at 100% of the principal amount to be redeemed together with accrued interest to the redemption date. The Capital Securities will be available for purchase in denominations of $25.00 and any integral multiple thereof. Each $25.00 principal amount of Capital Securities is referred to herein as a "Capital Security." The Capital Securities will be represented by a Global Security registered in the name of Cede & Co., as nominee for The Depository Trust Company ("DTC") which has agreed to act as securities depositary for the Capital Securities. Except under the limited circumstances described herein, beneficial interests in Capital Securities will be shown only on records maintained by, transfers of Capital Securities will be effected only through, and payments of principal of and interest on Capital Securities will be made only through, DTC or a successor depositary. See "Description of the Capital Securities" and, in the accompanying Prospectus, "Description of Debt Securities."

    The obligations of CFC under the Capital Securities are subordinate and junior in right of payment to Senior Indebtedness (as defined in the accompanying Prospectus) of CFC. As of May 31, 1997, outstanding Senior Indebtedness of CFC aggregated approximately $9.5 billion (of which $2.1 billion is contingent guarantees).

    CFC has applied to have the Capital Securities listed on the New York Stock Exchange. Trading of the Capital Securities on the New York Stock Exchange is expected to commence within a 30-day period after the initial delivery of the Capital Securities. See "Underwriting."
                            ------------------------

     SEE "INVESTMENT CONSIDERATIONS" ON PAGE S-3 FOR CERTAIN INFORMATION RELEVANT TO AN INVESTMENT IN THE CAPITAL SECURITIES, INCLUDING THE PERIODS AND CIRCUMSTANCES DURING AND UNDER WHICH PAYMENT OF INTEREST ON THE CAPITAL SECURITIES MAY BE DEFERRED AND THE RELATED U.S. FEDERAL INCOME TAX CONSEQUENCES.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================================================
                                                  PRICE TO             UNDERWRITING            PROCEEDS TO
                                                  PUBLIC(1)           DISCOUNT(2)(3)          COMPANY(3)(4)
----------------------------------------------------------------------------------------------------------------
Per Capital Security.......................         $25.00                $0.7875               $24.2125
----------------------------------------------------------------------------------------------------------------
Total......................................       $75,000,000           $2,362,500             $72,637,500
================================================================================================================

(1) Plus accrued interest, if any, from the date of original issuance.

(2) CFC has agreed to indemnify the several Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended.

(3) The Underwriting Discount will be $0.50 for each Capital Security sold to certain institutions. Therefore, to the extent that the Capital Securities are sold to such institutions, the actual Underwriting Discount will be less than, and the proceeds to CFC will be greater than, the amounts shown.

(4) Before deducting expenses payable by CFC estimated at $350,000.

                            ------------------------

    The Capital Securities offered by this Prospectus Supplement are offered by the Underwriters, subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain other conditions. It is anticipated that delivery of the Capital Securities will be made in New York, New York, on or about September 18, 1997 (the "Closing Date").
                            ------------------------
LEHMAN BROTHERS
             MERRILL LYNCH & CO.
                           PAINEWEBBER INCORPORATED
                                       PRUDENTIAL SECURITIES INCORPORATED
September 12, 1997

(SM)QUICS is a service mark of Lehman Brothers Inc.

                              SELECTED INFORMATION

     The following material, which is presented herein solely to furnish limited introductory information, is qualified in its entirety by, and should be considered in conjunction with, the information appearing in this Prospectus Supplement and in the accompanying Prospectus, including documents incorporated therein by reference.

                                  THE COMPANY

     National Rural Utilities Cooperative Finance Corporation (the "Company" or "CFC") is a private, not-for-profit District of Columbia cooperative association. The principal purpose of CFC is to provide its members with a source of financing to supplement the loan programs of the Rural Utilities Service ("RUS") of the United States Department of Agriculture. CFC makes loans primarily to its rural utility system members to enable them to acquire, construct and operate electric distribution, generation, transmission and related facilities. CFC also makes loans to service organization members to finance office buildings, equipment, related facilities and services provided by them to the rural utility systems. CFC has also provided guarantees for tax-exempt financing of pollution control facilities and other properties constructed or acquired by its members, and, in addition, provides guarantees of taxable debt in connection with certain lease and other transactions of its members.

     CFC's 1,052 members as of May 31, 1997, included 907 rural electric utility members, virtually all of which are consumer-owned cooperatives, 74 service members and 71 associate members. The utility members included 841 distribution systems and 66 generation and transmission systems operating in 46 states and U.S. territories. At December 31, 1995, CFC's member systems served approximately 11.5 million consumers, representing service to an estimated 27.8 million ultimate users of electricity, and owned approximately $69.1 billion (before depreciation of $20.8 billion) in total utility plant. For additional information concerning CFC and its business, refer to "The Company" and "The Rural Electric and Telephone Systems" in the accompanying Prospectus.

     The following is a summary of selected financial data for each of the five years ended May 31, 1997.

                                                1997          1996          1995          1994          1993
                                             ----------    ----------    ----------    ----------    ----------
                                                               (DOLLAR AMOUNTS IN THOUSANDS)
For the year ended May 31:
    Operating income......................   $  564,439    $  505,073    $  440,109    $  324,682    $  336,387
                                             ==========    ==========    ==========    ==========    ==========
    Operating margin......................   $   51,530    $   46,857    $   41,803    $   29,159    $   38,352
    Nonoperating income...................        3,206         3,764         3,409         4,029         3,296
    Extraordinary loss(A).................           --        (1,580)           --            --        (3,161)
                                             ----------    ----------    ----------    ----------    ----------
    Net margins...........................   $   54,736    $   49,041    $   45,212    $   33,188    $   38,487
                                             ==========    ==========    ==========    ==========    ==========
    Fixed charge coverage ratio(A)........         1.12          1.12          1.13          1.13          1.16
                                                   ====          ====          ====          ====          ====
As of May 31:
    Assets................................   $9,057,495    $8,054,089    $7,080,789    $6,224,296    $5,464,144
    Long-term debt(B).....................   $3,596,231    $3,682,421    $3,423,031    $2,841,220    $3,095,488
    Members' subordinated certificates....   $1,212,486    $1,207,684    $1,234,715    $1,222,858    $1,215,547
    Members' equity.......................   $  271,594    $  269,641    $  270,221    $  260,968    $  258,299
    Leverage ratio(C).....................         5.84          5.69          5.13          4.63          4.41
    Debt to equity ratio(D)...............         3.97          3.63          3.01          2.52          2.24

------------
(A) During the years ended May 31, 1996 and 1993, CFC paid premiums totaling $1.6 million and $3.2 million respectively, in connection with the prepayment of Collateral Trust Bonds. Margins used to compute the fixed charge coverage ratio represent net margins before extraordinary loss plus fixed charges. The fixed charges used in the computation of the fixed charge coverage ratio consist of interest and amortization of bond discount and bond issuance expenses.
(B) Includes commercial paper reclassified as long-term debt and excludes $268.7 million, $351.5 million, $262.7 million, $200.8 million and $286.8 million in long-term debt that comes due, matures and/or will be redeemed early during fiscal years 1998, 1997, 1996, 1995 and 1994, respectively.
(C) In accordance with CFC's revolving credit agreements, the leverage ratio is calculated by dividing debt and guarantees outstanding, excluding Quarterly Income Capital Securities and debt used to fund loans guaranteed by the U.S. Government, by the total of Quarterly Income Capital Securities, Members' Subordinated Certificates and Members' Equity.
(D) The debt to equity ratio is calculated by dividing debt outstanding, excluding Quarterly Income Capital Securities and debt used to fund loans guaranteed by RUS, by the total of Quarterly Income Capital Securities, Members' Subordinated Certificates, Members' Equity and the loan and guarantee loss allowance.
                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE CAPITAL SECURITIES, INCLUDING PURCHASES OF CAPITAL SECURITIES TO COVER SOME OR ALL OF A SHORT POSITION IN THE CAPITAL SECURITIES MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                           INVESTMENT CONSIDERATIONS

     Prospective purchasers of Capital Securities should carefully review the information contained elsewhere in this Prospectus Supplement and in the accompanying Prospectus and should particularly consider the following matters:

SUBORDINATION OF CAPITAL SECURITIES

     The obligations of CFC under the Capital Securities are subordinate and junior in right of payment to Senior Indebtedness of CFC. As of May 31, 1997, outstanding Senior Indebtedness of CFC aggregated approximately $9.5 billion, including contingent guarantees of $2.1 billion. There are no terms in the Capital Securities that limit CFC's ability to incur additional indebtedness, including indebtedness that ranks senior to the Capital Securities. See "Description of Debt Securities--Subordination" in the accompanying Prospectus. The Capital Securities will be senior to CFC's Members' Subordinated Certificates.

OPTION TO EXTEND INTEREST PAYMENT PERIOD

     CFC will have the right at any time and from time to time during the term of the Capital Securities to extend the interest payment period to a period not exceeding 20 consecutive quarters (an "Extension Period"). At the end of an Extension Period, CFC must pay all interest then accrued and unpaid (together with interest thereon at the same rate as specified for the Capital Securities to the extent permitted by applicable law). During any Extension Period, CFC may not declare or pay any dividend or interest on, or principal of, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its Members' Subordinated Certificates, Members' Equity or patronage capital. Therefore, CFC believes that the extension of an interest payment period on the Capital Securities is unlikely. Prior to the termination of any Extension Period, CFC may further extend the interest payment period, provided that Extension Period, together with all previous and further extensions thereof, may not exceed 20 consecutive quarters or extend beyond the maturity of the Capital Securities. Upon the termination of an Extension Period and the payment of all amounts then due, CFC may select a new Extension Period, subject to the above requirements. See "Description of the Capital Securities--Option to Extend Interest Payment Period."

     Should an Extension Period occur, a holder of the Capital Securities will be required to accrue income (as original issue discount) for U.S. federal income tax purposes even though interest is not being paid on a current basis. As a result, such a holder must include such interest in gross income for U.S. federal income tax purposes in advance of the receipt of cash, and will not receive the cash from CFC related to such income if such holder disposes of his or her Capital Securities prior to the record date for payment of interest. See "U.S. Taxation-- United States Holders."

     Should CFC declare or pay any dividend or interest on, or principal of, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its Members' Subordinated Certificates, Members' Equity or patronage capital during an Extension Period, such action would constitute an immediate event of default under the terms of the Capital Securities. See "Description of the Capital Securities--Additional Event of Default." However, because of the terms of the subordination provisions in CFC's Members' Subordinated Certificates, CFC's failure to pay interest on, or principal of, such Certificates during an Extension Period will not be a default thereunder.

CERTAIN TRADING CHARACTERISTICS OF THE CAPITAL SECURITIES

     The Capital Securities are expected to trade as other securities on the equity floor of the New York Stock Exchange. Consequently, purchasers will not pay and sellers will not receive any accrued and unpaid interest on the Capital Securities that is not included in the trading price. For certain tax consequences with respect to such Capital Securities, see "U.S. Taxation." Trading prices of the Capital Securities are expected to be quoted in dollars per $25.00 unit of Capital Securities rather than in percentages of their principal amount.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Capital Securities offered hereby are estimated to be $72,287,500. The proceeds will be used by CFC to repay short-term indebtedness, primarily commercial paper issued through dealers at varying rates incurred to make loan advances to its Members, and for general corporate purposes.

                                 CAPITALIZATION

     The following table shows the capitalization of CFC as of May 31, 1997, and as adjusted to reflect the issuance of the Capital Securities and the application of the proceeds thereof.

                                                                                          AS
                                                                       OUTSTANDING     ADJUSTED
                                                                       -----------    -----------
                                                                           (DOLLAR AMOUNTS IN
                                                                               THOUSANDS)
SENIOR DEBT:
     Short-term Debt(A).............................................   $ 3,507,074    $ 3,434,786
     Long-term Debt(A)..............................................     3,864,887      3,864,887
                                                                       -----------    -----------
          Total Senior Debt(B)......................................     7,371,961      7,299,673
SUBORDINATED DEBT AND MEMBERS' EQUITY:
     Subordinated Deferrable Interest Debentures....................   $   125,000    $   200,000
     Members' Subordinated Certificates(C)..........................     1,212,486      1,212,486
     Members' Equity(D).............................................       271,594        271,594
                                                                       -----------    -----------
          Total Capitalization......................................   $ 8,981,041    $ 8,983,753
                                                                       ===========    ===========

------------
(A) Short-term indebtedness is used to fund CFC's short-, intermediate- and long-term variable-rate loans, as well as its long-term fixed-rate loans on a temporary basis. It generally consists of commercial paper with maturities of up to nine months. To support its own commercial paper and its obligations with respect to tax-exempt debt issued on behalf of members, CFC had at May 31, 1997, bank revolving credit agreements providing for borrowings aggregating up to $5,000,000,000. CFC's ability to borrow under the revolving credit agreements is subject to continued satisfaction of certain conditions, including the maintenance of Members' Equity and Members' Subordinated Certificates of at least $1,349,900,000 increased each fiscal year by 90% of net margins not distributed to Members and an average fixed charge coverage ratio over the six most recent fiscal quarters of at least 1.025. The revolving credit agreements also require a fixed charge coverage ratio of 1.05 for the preceding fiscal year as a condition to the retirement of patronage capital and prohibit CFC from pledging collateral in excess of 150% of the principal amount of Collateral Trust Bonds outstanding. Commercial paper in the amount of $2,250,000,000, which is supported by a five-year revolving credit agreement, is shown as long-term debt. Long-term debt also includes CFC's outstanding Collateral Trust Bonds and Medium-Term Notes. CFC issued $100,000,000 of 6.70% Collateral Trust Bonds, Due 2002 on June 12, 1997.

(B) At May 31, 1997, CFC had outstanding guarantees of tax-exempt securities issued on behalf of members in the aggregate amount of $1,190,925,000. Guaranteed tax-exempt securities include $1,043,200,000 of long-term adjustable or floating/fixed-rate pollution control bonds which are required to be remarketed at the option of the holders. CFC has agreed to purchase any such bonds that cannot be remarketed with the exception of $90,300,000 of certain variable rate bonds. At May 31, 1997, CFC had guaranteed its members' obligations in connection with certain lease transactions and other debt in the amount of $889,746,000.

(C) Subordinated Certificates are subordinated obligations purchased by members as a condition of membership and in connection with CFC's extension of long-term credit to them. Those issued as a condition of membership ($645,449,000 at May 31, 1997) generally mature 100 years from issuance and bear interest at 5% per annum. The others either mature 46 to 50 years from issuance, or mature at the same time as, or amortize proportionately with, the credit extended, and either are non-interest bearing or bear interest at varying rates.

(D) CFC allocates its net margins among its members in proportion to interest earned by CFC from such members within various loan pools. CFC intends to return the amounts so allocated to its members 70% in the following year and the remaining 30% after 15 years with due regard for CFC's financial condition. The six years of unretired allocations that are currently held by the Company will be retired over the next 15 years commencing with the retirement made in August 1994. The current policy of Rural Telephone Finance Cooperative ("RTFC"), a controlled affiliate of CFC, is to retire 70% of current year's margins within 8 1/2 months of the end of the fiscal year with the remainder to be retired at the discretion of RTFC's Board of Directors. The current policy of Guaranty Funding Cooperative, a controlled affiliate of CFC, is to retire 100% of current year's margins shortly after the end of the fiscal year.

                         SELECTED FINANCIAL INFORMATION

     The following table summarizes CFC's results of operations and fixed charge coverage for the years ended May 31, 1997 and May 31, 1996:

                                                                          YEAR ENDED MAY 31,
                                                                     ------------------------------
                                                                       1997                1996
                                                                     --------            --------
                                                                      (DOLLAR AMOUNTS IN THOUSANDS)
    Operating income.............................................    $564,439            $505,073
                                                                     ========             =======
    Operating margin.............................................      51,530              46,857
    Nonoperating income..........................................       3,206               3,764
    Extraordinary loss...........................................          --              (1,580)
                                                                     --------             -------
    Net margins..................................................    $ 54,736            $ 49,041
                                                                     ========             =======
    Fixed charge coverage ratio(1)...............................        1.12                1.12
                                                                     ========             =======

------------
(1) Margins used to compute the fixed charge coverage ratio represent net margins before extraordinary loss plus fixed charges. The fixed charges used in the computation of the fixed charge coverage ratio consist of interest and amortization of bond discount and bond issuance expenses.

                     DESCRIPTION OF THE CAPITAL SECURITIES

     The following description of specific terms of the Capital Securities should be read in conjunction with the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus under the caption "Description of Debt Securities." The following summary does not purport to be complete and is subject in all respects to the provisions of, and is qualified in its entirety by reference to, the description in the accompanying Prospectus and the Indenture, dated as of October 15, 1996, from CFC to Mellon Bank, N.A., as Trustee, as supplemented by resolutions of the Board of Directors of CFC (the "Board") passed by the Board on September 28, 1995 and resolutions of the Bond Pricing Committee of the Board passed by the Bond Pricing Committee on April 30, 1996. The Indenture, as so supplemented, is hereinafter referred to in this Prospectus Supplement as the "Indenture."

PRINCIPAL AMOUNT, INTEREST AND MATURITY

     The Capital Securities will be issued as a series of Debt Securities under the Indenture. The Capital Securities will be limited in aggregate principal amount to $75 million. There is no limit on the amount of additional securities similar to the Capital Securities that may be issued under the Indenture.

     The Capital Securities will mature on September 15, 2046 and will bear interest at the rate per annum shown on the cover hereof from the date on which the Capital Securities are issued until the principal amount thereof becomes due and payable. Interest will be payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, commencing December 15, 1997. Interest will be payable to the person in whose names the Capital Securities are registered at the close of business on the relevant record dates, which will be the Business Day (as hereinafter defined) immediately preceding the relevant payment dates. The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Capital Securities is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day is in the next succeeding calendar year, such payment will be made on the immediately preceding Business Day, in each case with the same force and effect as if made on such date. A "Business Day" is any day other than a day on which banking institutions in New York City are authorized or obligated by law to close.

GLOBAL SECURITIES

     The Capital Securities will be represented by a Global Security that will be deposited with, or on behalf of, DTC, and will be available for purchase in denominations of $25.00 and any integral multiple thereof.

     DTC has advised CFC and the Underwriters that DTC is (i) a limited purpose trust company organized under the New York Banking Law, (ii) a "banking organization" within the meaning of the New York Banking Law, (iii) a member of the Federal Reserve System, (iv) a "clearing corporation" within the meaning of the New York Uniform Commercial Code and (v) a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities of its participating organizations ("participants") and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among its participants in such securities through electronic computerized book-entry changes in accounts of participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers (including Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by DTC only through participants.

     A further description of DTC's procedures with respect to the Capital Securities is set forth under "Description of Debt Securities--Global Securities" in the accompanying Prospectus.

REDEMPTION

     The Capital Securities will be redeemable at the option of CFC, in whole or in part, at any time on or after September 15, 2002 and prior to maturity, upon not less than 30 nor more than 60 days' notice, at 100% of the principal amount to be redeemed together with accrued interest to the redemption date. If a partial redemption would result in a delisting of the Capital Securities from any national securities exchange on which the Capital Securities are then listed, CFC may redeem such Capital Securities only in whole.

OPTION TO EXTEND INTEREST PAYMENT PERIOD

     CFC will have the right at any time and from time to time during the term of the Capital Securities to extend the interest payment period to a period not exceeding 20 consecutive quarters (an "Extension Period"). At the end of an Extension Period, CFC must pay all interest then accrued and unpaid (together with interest thereon at the same rate as specified for the Capital Securities to the extent permitted by applicable law), provided that during any Extension Period CFC may not declare or pay any dividend or interest on, or principal of, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its Members' Subordinated Certificates, Members' Equity or patronage capital. Prior to the termination of any Extension Period, CFC may further extend the interest payment period, provided that such Extension Period, together with all previous and further extensions thereof, may not exceed 20 consecutive quarters or extend beyond the maturity of the Capital Securities. Upon the termination of an Extension Period and the payment of all amounts then due, CFC may select a new Extension Period, subject to the above requirements. No interest during an Extension Period, except at the end thereof, shall be due and payable. CFC shall give the holders of the Capital Securities notice of its selection of an Extension Period ten Business Days prior to the earlier of (i) the next interest payment due date and (ii) the date CFC is required to give notice to holders of the Capital Securities (or, if applicable, to the New York Stock Exchange or other applicable self-regulatory organization) of the record or payment date for such interest payment, but in any event not less than two Business Days prior to such record date.

ADDITIONAL EVENT OF DEFAULT

     In addition to the events of default described in the accompanying Prospectus under the caption "Description of Debt Securities--Events of Default," the following will constitute an Event of Default under the Indenture with respect to the Capital Securities: CFC shall pay any dividend or interest on, or principal of, or redeem, purchase, acquire or make a liquidation payment with respect to, any Members' Subordinated Certificates, Members' Equity or patronage capital, if such payment is made during an Extension Period, and either (i) such Extension Period has not expired or been terminated or (ii) CFC has not made all payments due on the Capital Securities as a result of such expiration or termination. However, because of the terms of the subordination provisions in CFC's Members' Subordinated Certificates, CFC's failure to pay interest on, or principal of, such Certificates during an Extension Period will not be a default thereunder.

DEFEASANCE

     The provisions described in the accompanying Prospectus under the caption "Description of Debt Securities--Defeasance" are applicable to the Capital Securities.

     As is set forth in such description, under the provisions of the Indenture, subject to certain conditions specified in the Indenture, the Capital Securities will be deemed to have been paid for purposes of the Indenture and the entire indebtedness of CFC in respect thereof will be deemed to have been satisfied and discharged, if there has been irrevocably deposited with the Trustee or any Paying Agent in trust sufficient cash or certain government securities, or a combination thereof, to fully satisfy all principal of and interest on the Capital Securities.

PAYING AGENT AND REGISTRAR

     Initially, Mellon Bank, N.A. will act as Paying Agent and Registrar for the Capital Securities.

                                 U.S. TAXATION

GENERAL

     This section is a summary of certain United States federal income tax considerations that may be relevant to prospective purchasers of Capital Securities and represents the opinion of Milbank, Tweed, Hadley & McCloy, special tax counsel to CFC, insofar as it relates to matters of law and legal conclusions. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Subsequent changes may cause tax consequences to vary substantially from the consequences described below.

     No attempt has been made in the following discussion to comment on all United States federal income tax matters affecting purchasers of Capital Securities. Moreover, the discussion focuses on holders of Capital Securities who are individual citizens or residents of the United States who are initial purchasers and who hold Capital Securities as a capital asset and has only limited application to corporations, estates, trusts or non-resident aliens. Accordingly, each prospective purchaser of Capital Securities should consult, and should depend on, his or her own tax advisor in analyzing the federal, state, local and foreign tax consequences of the purchase, ownership or disposition of Capital Securities.

UNITED STATES HOLDERS

     For purposes of this discussion, a "United States Holder" is a beneficial owner who or that is (i) a citizen or resident of the United States, (ii) a domestic corporation or (iii) otherwise subject to United States federal income taxation on a net income basis in respect of Capital Securities.

     Under applicable income tax regulations, based on certain factual assumptions concerning the Capital Securities, CFC believes that the Capital Securities will not be treated as issued with original issue discount or OID. It should be noted that these regulations have not yet been addressed in any rulings or other interpretations by the Internal Revenue Service (the "IRS"), and counsel is not providing any opinion on this question. Accordingly, it is possible that the IRS could take a position contrary to the interpretation described herein.

     CFC has the right to defer payments of interest on the Capital Securities for Extension Periods of up to 20 consecutive calendar quarters and to pay as a lump sum at the end of such period all of the interest that has accrued during such period. Should CFC exercise this option to extend the interest payment periods, the Capital Securities would at that time be treated as issued with OID and all the stated interest payments on the Capital Securities would thereafter be treated as OID as long as they remained outstanding. As a result, United States Holders would, in effect, be required to accrue interest income even if the holders are on the cash method of tax accounting. Consequently, in the event that the interest payment period is extended, a United States Holder would be required to include stated interest in income on an economic accrual basis during an Extension Period notwithstanding that CFC will not make any interest payments during such period on the Capital Securities. The tax basis of a Capital Security will be increased by the amount of any stated interest that is included in income, and will be decreased when and if distributions are subsequently received from CFC by such Holders.

     A United States Holder will generally recognize gain or loss on the sale or retirement of a Capital Security equal to the difference between the amount realized from the sale or retirement of such Capital Security (excluding any portion thereof attributable to accrued interest, which is taxable as such) and the tax basis of the Capital Security. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the Capital Security has been held for more than one year, although the preferential 20% rate for individuals would apply only if the Capital Security is held for more than 18 months. The tax basis of a Capital Security will generally equal the amount paid for it, increased by the amount of any accrued and unpaid interest previously included in the United States Holder's income.

UNITED STATES ALIEN HOLDERS

     For purposes of this discussion, a "United States Alien Holder" is any holder who or that is (i) a nonresident alien individual or (ii) a foreign corporation, partnership or estate or trust, in either case not subject to United States federal income tax on a net income basis in respect of Capital Securities.

     Under current United States federal income tax law, subject to the discussion below with respect to backup withholding: (i) payments by CFC or any of its paying agents to any holder of Capital Securities who or that is a United States Alien Holder will not be subject to United States federal withholding tax provided that (a) the beneficial owner of Capital Securities does not actually or constructively own 10% or more of the total combined voting power of all classes of capital stock of CFC entitled to vote, (b) the beneficial owner of Capital Securities is not a controlled foreign corporation that is related to CFC through stock ownership and (c) either (x) the beneficial owner of Capital Securities certifies to CFC or its agent, under penalties of perjury, that it is a United States Alien Holder and provides its name and address or (y) the holder of Capital Securities is a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution"), and such holder certifies to CFC or its agent under penalties of perjury that such statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes CFC or its agent with a copy thereof, and (ii) a United States Alien Holder of Capital Securities will generally not be subject to United States federal income or withholding taxes on any gain realized on the sale or exchange of Capital Securities if (a) such gain is not effectively connected with a U.S. trade or business of the United States Alien Holder and (b) in the case of an individual, such United States Alien Holder (x) is not present in the United States for 183 days or more in the taxable year of the sale or exchange or (y) does not have a tax home (as defined in Section 911(d)(3) of the Code) in the United States in the taxable year of the sale or exchange and the gain is not attributable to an office or other fixed place of business maintained by such individual in the United States.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     In general, information reporting requirements will apply to payments of principal and interest on Capital Securities, and the proceeds of the sale of Capital Securities prior to maturity within the United States, with respect to non-corporate United States Holders, and "backup withholding" at a rate of 31% will apply to such payments if the United States Holder fails to provide an accurate taxpayer identification number or underreports its tax liability required to be shown on its federal income tax returns.

     Information reporting and backup withholding will not apply to payments of principal and interest made by CFC or a paying agent to a United States Alien Holder on Capital Securities if the certification described in clause (i)(c) under "United States Alien Holders" above is received, or if the United States Alien Holder otherwise establishes an exemption, provided that the payor does not have actual knowledge that the holder is a United States Holder.

     Payments of the proceeds from the sale by a United States Alien Holder of Capital Securities made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that if the broker is a United States person, a controlled foreign corporation for United States tax purposes or a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment is effectively connected with a United States trade or business information reporting may apply to such payments. Payments of proceeds from the sale of Capital Securities to or through the United States office of a broker is subject to information reporting and backup withholding unless the United States Alien Holder or beneficial owner certifies as to its non-United States status or otherwise establishes an exemption from information reporting and backup withholding.

                                  UNDERWRITING

     The Underwriters (the "Underwriters") named below, acting through their Representatives, Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, PaineWebber Incorporated and Prudential Securities Incorporated, have severally agreed to purchase, and CFC has agreed to sell to them, the respective principal amounts of Capital Securities set forth opposite their names:

                                                                           PRINCIPAL
                                  UNDERWRITER                               AMOUNT
        ---------------------------------------------------------------   -----------
        Lehman Brothers Inc............................................   $15,625,000
        Merrill Lynch, Pierce, Fenner & Smith
                     Incorporated .....................................    15,625,000
        PaineWebber Incorporated.......................................    15,625,000
        Prudential Securities Incorporated.............................    15,625,000
        Bear, Stearns & Co. Inc. ......................................     1,250,000
        J.C. Bradford & Co. ...........................................     1,250,000
        A.G. Edwards & Sons, Inc. .....................................     1,250,000
        Everen Securities, Inc. .......................................     1,250,000
        Interstate/Johnson Lane Corporation............................     1,250,000
        Legg Mason Wood Walker, Incorporated...........................     1,250,000
        Morgan Keegan & Company, Inc. .................................     1,250,000
        Piper Jaffray Inc. ............................................     1,250,000
        The Robinson-Humphrey Company, Inc. ...........................     1,250,000
        Wheat, First Securities, Inc. .................................     1,250,000
                                                                          -----------
                  Total................................................   $75,000,000
                                                                          ===========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions as therein set forth. The Underwriters will be obligated to purchase all the Capital Securities if any of the Capital Securities are purchased.

     CFC has been advised by the Underwriters that the Underwriters propose to offer the Capital Securities to the public initially at the offering price set forth on the cover of this Prospectus Supplement and to certain dealers at such price less a selling concession not in excess of $0.50 per Capital Security. The Underwriters may allow and each such dealer may reallow to other dealers a concession not exceeding $0.35 per Capital Security. After the initial public offering, such public offering price and such concessions and reallowances may be changed.

     The Capital Securities are a new issue of securities with no established trading market. CFC has applied to have the Capital Securities listed on the New York Stock Exchange (the "Exchange"). In order to meet one of the requirements for listing the Capital Securities on the Exchange, the Underwriters will undertake to sell 1,000,000 or more Capital Securities to a minimum of 400 beneficial holders. Trading of the Capital Securities on the Exchange is expected to commence within a thirty-day period after the initial delivery of the Capital Securities. CFC has been advised by the Underwriters that they intend to make a market in the Capital Securities but are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Capital Securities.

     In connection with the Offering, Lehman Brothers Inc., on behalf of the Underwriters, may engage in transactions that stabilize, maintain or otherwise affect the market price of the Capital Securities. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Exchange Act, pursuant to which the Underwriters may bid for, or purchase, Capital Securities for the purpose of stabilizing the market price. The Underwriters also may create a short position for their respective accounts by selling more Capital Securities in connection with the Offering than they are committed to purchase from the Company, and in such case may purchase Capital Securities in the open market following completion of the Offering to cover all or a portion of such short position. In addition, Lehman Brothers Inc., on behalf of the Underwriters, may impose "penalty bids" under the contractual arrangements between the Underwriters whereby it may reclaim from an Underwriter (or dealer participating in the Offering) for the account of the Underwriters, the selling concession with respect to Capital Securities that are distributed in the Offering, but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Capital Securities at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

     CFC has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended.

     See "Plan of Distribution" in the accompanying Prospectus for further information regarding the distribution of the Capital Securities.

                                 LEGAL MATTERS

     Statements as to U.S. taxation in this Prospectus Supplement under the caption "U.S. Taxation" have been passed upon for CFC by Milbank, Tweed, Hadley & McCloy, special tax counsel to CFC, and are stated herein on their authority as experts.

================================================================================

     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY AGENT OR UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                          ---------------------------

                               TABLE OF CONTENTS

                                         Page
                                         ----
            PROSPECTUS SUPPLEMENT
Selected Information..................    S-2
The Company...........................    S-2
Investment Considerations.............    S-3
Use of Proceeds.......................    S-4
Capitalization........................    S-4
Selected Financial Information........    S-5
Description of the Capital
  Securities..........................    S-5
U.S. Taxation.........................    S-7
Underwriting..........................    S-9
Legal Matters.........................   S-10

                 PROSPECTUS
Available Information.................      2
Documents Incorporated by Reference...      2
The Company...........................      3
Use of Proceeds.......................      9
Summary Financial Information.........      9
Capitalization........................     10
The Rural Electric and Telephone
  Systems.............................     11
Description of Debt Securities........     20
Plan of Distribution..................     29
Legal Opinions........................     29
Experts...............................     29

                                  $75,000,000

                                    [CFC LOGO]

                                 NATIONAL RURAL
                             UTILITIES COOPERATIVE
                              FINANCE CORPORATION

                                   QUICS(SM)
                   7.65% Quarterly Income Capital Securities
                            (Subordinated Deferrable
                         Interest Debentures Due 2046)




                          ---------------------------

                             PROSPECTUS SUPPLEMENT
                               September 12, 1997

                          ---------------------------




                                LEHMAN BROTHERS
                              MERRILL LYNCH & CO.
                            PAINEWEBBER INCORPORATED
                       PRUDENTIAL SECURITIES INCORPORATED

================================================================================